Pulmatrix, Inc.

99 Hayden Avenue, Suite 390

Lexington, MA 02421

March 27, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Pulmatrix, Inc.
Registration Statement on Form S-1
File No. 333-223630

Ladies and Gentlemen:

We hereby withdraw until further notice the request for acceleration of effectiveness of our Registration Statement on Form S-1 (File No. 333-223630), as amended, as per our letter dated Monday, March 26, 2018.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact Rick Werner of Haynes and Boone, LLP at 212-659-4974 or Matthew Fry of Haynes and Boone, LLP at 214-651-5443.

Very truly yours, PULMATRIX, INC.

By:	/s/ Robert W. Clarke, Ph.D.
Name: Title:	Robert W. Clarke, Ph.D. Chief Executive Officer and President

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Matthew L. Fry, Esq., Haynes and Boone, LLP